

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Gary Simanson
Chief Executive Officer
Coincheck Group B.V.
Hoogoorddreef 15, 1101 BA
Amsterdam, Netherlands

>   **Re: Coincheck Group B.V.**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form F-4**
>   **Submitted January 26, 2023**
>   **CIK No. 0001913847**

Dear Gary Simanson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

Amendment No. 3 to Draft Registration Statement Submitted January 26, 2023

General

1.   Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses and may have further comments.

Questions and Answers About the Business Combination, page 28

2.   Please revise to disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders, by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Risk Factors, page 49

3.   We note your added disclosures in response to comment 12 and reissue the comment in part. Please revise to describe any material risks:
   •   From depreciation in your stock price following consummation of the Business Combination;
   •   Of increased losses or impairments in your investments or other assets due to recent disruptions in the crypto asset markets.

We suffered a significant loss of customer funds due to hacking in 2018, page 62

4.   We note your disclosure that you are subject to lawsuits relating to the calculation of the compensation provided to customers who were adversely affected by the 2018 hacking incident, and there are remaining lawsuits demanding approximately ¥429 million as of September 2022. If material, please revise to disclose whether you have a litigation reserve for these lawsuits, and if so, if you believe such reserve is sufficient to cover any liabilities related to these lawsuits.

We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, page 75

5.   Please provide us with a table identifying all of your cover counterparties and quantifying the amount deposited as of September 30, 2022 and December 31, 2022. To the extent material to understanding your counterparty risk, please update the risk factor in this table accordingly. In addition, to the extent that you have revised or updated your policies and procedures for selecting cover counterparties or determined to cease doing business with any particular cover counterparty as a result of recent crypto asset market events, please revise your disclosure accordingly.

6.   We note your statement that if you obtain information that can lead to credit concerns about the cryptocurrency exchange brokers you deal with (for accounts that hold a portion of borrowed crypto assets), you take measures to avoid risks. Please revise to provide a detailed description of the measures you would take in such circumstances.

7.   Please revise to disclose recent market developments relating to Binance, your principal counterparty, including legal and regulatory investigations, reports regarding its transfer of customers' stablecoin assets, and its cessation of customer deposits and withdrawals of fiat currency. Discuss:
   •   Any additional steps you have taken or will take to safeguard amounts you deposited with Binance;

- Material changes, if any, you have made or will make to your processes in light of the current developments relating to Binance;
- Any new material financing, liquidity or other risks you face from such developments; and
- Any new direct or indirect exposures resulting from such events, and identify any material concentrations of risk and quantify any material exposures.

Information About Coincheck
Our History, page 187

8. We note that your Representative Director and President, Satoshi Hasuo, currently serves as the representative director of the JVCEA. Given JVCEA's role as the self-regulatory organization for the Japanese cryptocurrency industry and in setting forth the processes and guidelines under which a crypto asset will be eligible for trading on your platform, please disclose how Mr. Hasuo, the JVCEA and Coincheck address any conflicts of interest that result from Mr. Hasuo's dual positions, and revise your risk factors to discuss any potential risks and conflicts of interest presented by Mr. Hasuo holding key positions in both entities simultaneously.

9. We note your disclosure that in October 2018, the JFSA granted the cryptocurrency industry in Japan self-regulatory status, giving JVCEA the ability to establish standardized operating procedures, including the ability to set guidelines on the crypto assets that may be traded by exchange operators. We also note your disclosures on pages 196-198 of the criteria you use to evaluate new cryptocurrencies for trading, and that you are required to confirm with the JVCEA that it has no objection prior to the introduction of new cryptocurrencies for trading on your platforms. Please revise to provide additional details relating to the guidelines set by the JVCEA on the crypto assets that may be traded by exchange operators, and disclose whether such guidelines set by the JVCEA are enforceable.

10. We note your disclosure that in January 2019, you received a license as a crypto asset exchange service provider from the JFSA after making significant improvements to your risk management and governance systems. Please revise to provide a detailed description of the "significant improvements" that you made.

Our Services
Account Management and Custody of Customer Crypto Assets, page 198

11. We note your disclosure that in accordance with your operational policy, most of your crypto assets are held in cold wallets and the amount of cryptocurrencies held in hot wallets is maintained at an amount equivalent to less than five percent of the total amount of crypto assets held in cold wallets (including, for this purpose, both customer crypto assets in custody and crypto assets you have borrowed from our customers). However, we note that you record ¥3.7 billion, ¥1.9 billion, and ¥1.8 billion held in hot wallets as of March 31, 2022, September 30, 2022, and December 31, 2022, respectively, which

amount to greater than five percent of the total amount of crypto assets held in cold wallets in the corresponding periods. Please revise or clarify your disclosures.

12.   We note your response to comment 31 and related disclosures, and reissue our comment in part. We also note your policy of holding 100% of deposited customer crypto assets (other than crypto assets borrowed from customers) in cold wallets. Please revise to clarify:
   •   Whether the amounts deposited with cover counterparties, which total ¥1.1 million and ¥0.4 million as of September 30, 2022 and December 31, 2022, respectively, comprise in whole or in part customer crypto assets, borrowed customer assets or company-owned crypto assets; and
   •   The approximate percentages of amounts held in hot wallets, which total ¥3.7 billion, ¥1.9 billion, and ¥1.8 billion as of March 31, 2022, September 30, 2022, and December 31, 2022, respectively, that consist of deposited customer crypto assets vs. borrowed crypto assets.

13.   We note your disclosure here that as of December 2022 you held crypto assets totaling ¥12.6 billion, and on page 200 that as of September 2022 you recognized crypto asset borrowings totaling ¥18.1 million. Please revise your disclosure to provide a breakdown of the types and amounts of crypto assets and crypto asset borrowings held by the company as of the date of the financial statements included in your registration statement.

Additional Cryptocurrency-related Services
Coincheck Lending, page 200

14.   Please refer to comment 29. In your response and revised disclosure you state that Coincheck utilizes borrowed crypto assets in order to minimize price risk with respect to the underlying crypto assets because the terms of the borrowing provide for the return of the subject crypto assets in kind. Please tell us in detail and revise your filing to clarify how borrowing customer crypto assets and selling them to facilitate purchase transactions from customers minimizes price risk, since it appears that selling the borrowed crypto assets results in an unhedged position related to the borrowing liability. Please more clearly explain how you manage the apparent price risk associated with the borrowing liability. Specifically, discuss how significant increases in the prices of crypto assets would impact the profitability of your Coincheck Lending program.

Our Customers, page 203

15.   We note your disclosure that you only offer accounts for crypto asset exchange services to customers resident in Japan. Please expand your risk factor captioned "We could be subject to administrative sanctions, including fines, or legal claims.." on page 56 to discuss the risk that, if U.S. customers are able to access your services, you could be operating in the U.S. as an unregistered national securities exchange, an unregistered broker-dealer and an unregistered clearing agency with respect to your crypto asset exchange services.

Regulatory Environment
Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service Providers, page 208

16.   We note your response to comment 24 and your added disclosures on page 209. We note that you are still subject to the previous JVCEA Pre-Assessment because you are not currently authorized by the JVCEA as a Green List Eligible Member nor a CASC Eligible Member, and must provide advance notice to the JFSA of your intention to support trading in a crypto asset. Please further revise to clarify whether your status under the Green List or CASC System is expected to change, and if so, include disclosures that address the timing of such change, how such change will affect your internal approval and risk assessment processes, and the attendant risks related to the foregoing.

Coincheck Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments and Outlook, page 214

17.   We note your disclosure that the table shows monthly operating data on a non-consolidated basis. Please revise your filing to present this information on a consolidated basis or tell us in detail and revise your filing to clarify what non-consolidated data represents and why presenting this information on a non-consolidated basis provides more relevant information.

18.   Please explain or revise this section to clarify inconsistencies between the graphical data in draft Amendment No. 2 vs. draft Amendment No. 3. For example:
   • The "Customer assets by currency" chart on page 217 appears to show ¥200 billion in FY21-3Q, whereas the corresponding chart in draft Amendment No. 2 appeared to show approximately ¥450 billion in the same period.
   • The "Revenue and Total Marketing Costs for Customer Acquisition (Marketplace platform)" chart on page 221 shows customer payback (right bar) totaling ¥1.315 billion in FY20-4Q, whereas the corresponding chart in draft Amendment No. 2 appeared to show as much as ¥7 billion in customer payback (right bar) in the same period.

19.   We note your response to comment 11 and your disclosure that you are seeking to diversify your options for placing cover transactions in order to limit your dependence on other exchanges by seeking market makers with which you can execute cover transactions without pre-funding deposits. Please discuss whether and to what extent you have been able to execute cover transactions through market makers without pre-funding deposits. Please also disclose whether and to what extent relying on market makers rather than exchanges to execute cover transactions may impact your results of operations, and amend your disclosure to discuss any related risks.

Notes to the Consolidated Financial Statements
3. Significant accounting policies
(4)(a) Crypto assets held, page F-66

20.   Please revise to disclose that the crypto assets held (current assets) are primarily obtained through the Coincheck lending program.

21.   Please provide us your analysis of the applicability of IFRS 16 to the crypto assets received in your crypto asset borrowing transactions.

22.   We note your response to comment 69 in your letter dated July 29, 2022 related to the accounting for crypto assets deposited by customers. Please address the following:

- More clearly articulate your analysis as to whether such deposits represent assets of the company. For example, your response has a parenthetical citation to Conceptual Framework 4.20, but it is unclear how you contemplated the contractual restriction in concluding whether the company has the present ability to direct the use of the crypto assets deposited.
- Explain what the following phrase from your response means and how it impacts your accounting conclusion: "… related laws and regulations do not expressly prohibit the Company from disposing of crypto assets deposited at its discretion …".
- Explain why your Terms of Use and Terms and Conditions do not expressly prohibit you from disposing of crypto assets at your discretion. As part of your reply, tell us whether you have the right to pledge, rehypothecate, encumber, or otherwise transfer crypto assets deposited by customers.
- Explain whether the user's preferential right to payment in bankruptcy is a creditor right or a property right and how the nature of this right impacts your accounting conclusion. For example, we note your response describes the right as the "right to receive payment in priority over other creditors."

(4)(b) Crypto asset borrowings, page F-67

23.   Please revise to more clearly articulate what the statement "Crypto asset borrowings … are accounted for the repayment obligation of borrowed cryptocurrencies…" means.

24.   We note your response to comment 55 in your letter dated July 29, 2022 and your response to comment 29 in your letter dated October 31, 2022 related to the accounting for your "crypto asset borrowing" repayment obligation. Please address the following:

- Provide us a more robust analysis demonstrating that Conceptual Framework paragraphs 5.6, 5.7 and 6.45 provide a basis to subsequently measure the borrowing obligation at fair value through profit and loss.
- More fully analyze whether an embedded derivative exists if IFRS9.4.3.3(c) does not apply and the reasons why or why not. Also, tell us the consideration, if any, you gave to IFRS 9.4.3.5.

- Revise your disclosure here and in Note 20 related to recognizing crypto asset borrowings at acquisition cost to clarify what acquisition cost represents for the repayment obligation.

(13)(a) Transaction revenue, page F-70

25. We note your responses to comments 64 and 65 in your letter dated July 29, 2022 where you conclude that you act as principal for delivering or receiving crypto assets for transactions with customers or with covered counterparties. Please address the following:

- Explain how you concluded that the purchase of a crypto asset from a customer or a covered counterparty is a revenue transaction under IFRS 15. Specifically, please explain the identified good or service promised to the customer/covered counterparty as outlined in IFRS 15.22 in your purchase of a crypto asset.
- Please explain what you mean in response 65 when you state that "the Company's marketplace transactions are executed under the premise that a transaction with a customer and a corresponding cover transaction with a covered counterparty will be made at the same time."
- In response to comment 65, you state that transaction revenue is mainly derived from transactions with retail customers where you add or deduct a bid-ask spread to the prices of your cover transactions. Given that the bid-ask spread is included in prices quoted to customers, please explain what you mean when you state the bid-ask spread is added to the price of your cover transactions.
- In response to comment 65, you state that when the execution of a cover transaction is unable to be completed with a covered counterparty due to reasons such as poor liquidity for the crypto asset, you temporarily suspend orders from customers. Please describe the termination provisions in your contracts, including clarifying whether you are able to cancel a contract from a customer after the customer's acceptance of the quoted price or you only suspend orders that have not already been accepted by the customer and how this right impacts your accounting.

26. We note disclosure on page 195 that, "under our terms of service, a customer's order is executed and settled immediately upon the customer's acceptance of the quoted price." Please address the following:

- Please tell us in detail and revise to more clearly discuss the specific procedures and actions that occur to settle the customer's trade immediately, including detailing the exact timing and movement of crypto assets between company and user wallets or accounts, and noting which transaction(s) occur with an external blockchain and which occur on your internal database. Specifically address how the order is executed immediately if all customer cryptocurrencies are held in cold wallets as disclosed on page 198. Please detail a customer purchase order separately from a sell order.
- In a purchase order, please clarify if you transfer your own crypto assets to the

> customer's wallet and subsequently cover/hedge your open position. If you do not, please explain how you settle the order immediately since you disclose that a cover transaction is not executed if the policy threshold is not exceeded.

- Please tell us the approximate percentage of customer purchases that do not result in an immediate cover transaction with an external exchange or the Coincheck Exchange platform due to an offsetting customer transaction being identified and/or the policy threshold not being exceeded.
- We note your disclosure on pages 233 and F-70 which states that you enter into contracts with customers and concurrently with cover counterparties. Please revise this disclosure to more clearly explain the timing, procedures, and actions related to the settlement of the customer transaction and how and when you hedge or cover that position.

27. We note your response to comment 65 in your letter dated July 29, 2022 where you state that the trading of crypto assets is considered a derivative under IFRS 9. Please address the following:

- Explain to us how you determined that a trade contract with a customer or covered counterparty meets the definition of derivative as defined in Appendix A of IFRS 9.
- You state that you fail the own-use exemption in IFRS 9.2.4, which means that you do not believe that the contracts were entered into and continue to be held for your expected purchase, sale or usage requirements. Tell us (a) how you concluded your purchases and sales of crypto asset represent "contracts" to buy or sell a non-financial item, rather than just actual purchases and sales, since you disclose the transaction is executed and settled immediately upon the customer's acceptance of the quoted price, and (b) why you believe that you fail this own-use exemption in light of the fact that purchases and sales of crypto assets are part of your ordinary activities.
- Provide your basis in the accounting literature for combining the contract with the retail customer and the contract with the cover transaction counterparty, and accounting for them as a single contract. We note your response 65 indicates that "the Company believes that a transaction with a customer and a counterparty "substantially" represent one transaction from a business perspective rather than from an IFRS 15 perspective," which suggests that the Company is not looking to IFRS 15, paragraph 17 to support its combination conclusion.

28. We note your response to comment 65 in your letter dated July 29, 2022 also discusses your belief that some portion of the contract is subject to IFRS 15 and neither IFRS 15 nor IFRS 9 has clear guidance on the accounting treatment of such physically settled derivatives or about what part should be excluded in order to determine the transaction price to which IFRS 15 applies. Your response suggests that that there are two acceptable alternatives, the gross basis and the net basis, for determining how to determine the transaction price to which IFRS 15 applies when at least part of the contract is within the scope of IFRS 9. Please address the following:

- Considering your assertion that trading of crypto assets is considered a contract to buy or sell a non-financial item subject to IFRS 9, tell us what other promised goods or services, or other parts of the contract, exist that are subject to IFRS 15.
- More fully articulate the two alternatives you cite and the differences between them. For example, your response suggests that under the net basis the contract as a whole is within the scope of IFRS 9, and under the gross basis only the portion of the contract that represents a derivative is within IFRS 9, but for the net basis, you do not explain how you distinguish the portion of the contract that represents a derivative and the portion that does not or why the fair value of the single contract does not equal the spread.

(13)(b) Commission received, page F-71

29.   We note your response to comment 63 in your letter dated July 29, 2022 where you conclude that you act as agent for transactions on your cryptocurrency Exchange platform. In order to help us further evaluate your response, please provide us an accounting analysis for commissions that arise from transactions on your cryptocurrency Exchange platform with specific citation to IFRS 15, that details how you:

- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations; and
- Recognize revenue when (or as) performance obligations are satisfied.

As part of your analysis, please address the following:

- More clearly identify your promised goods and services and how you determined which are distinct. For example, we note you describe your promise(s) in different ways: on page 195 you state that you execute transactions for your more experienced customers; on page 196 you refer to matching sellers and purchasers; in your accounting policy on page F-71 you state that you "arrange to transfer crypto assets of the selling party to the other party;" and in your reply to comment 63 you reference "when the trading order is mediated to the secondary market," but it is unclear what that phrase means and how it relates to the other descriptors.
- Explain to us the mechanics of how Coincheck fulfills each performance obligation and identify the pertinent aspects of those mechanics that evidence whether Coincheck ever takes control of the crypto asset from the seller, even if momentarily, before it is transferred to the buyer.
- Tell us whether Coincheck's assets are used, or transferred outside the consolidated group, at any point in the lifecycle of an Exchange platform transaction.
- Clarify whether an Exchange platform user has visibility into the specific counterparty of their trade; that is, whether the user will know whether a trade is matched with another platform user or with Coincheck. Also, explain why you

believe the nature of your promises differ from the customer's perspective when you are the counterparty versus when you are not.

12. Crypto assets held, page F-81

30.   We note your response to comment 47 and your disclosures on pages F-50 and F-82. Please further revise to clarify:
- Whether NFTs deposited by customers and NFTs owned by the Company are stored together in the same hot wallet account belonging to the Company, or in separate hot wallet accounts belonging to the customers vs. the Company; and
- If both sets of NFTs are stored together in the same hot wallet account, your processes, policies and procedures regarding the commingling and segregation of these assets, and how you "manage each customer's balances."

You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Christopher Wall at 202-551-4162 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets